Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Innovus Pharmaceuticals, Inc. (the “Company”) on Form S-1/A-3 (No. 333-206890) to be filed on or about December 7, 2015, of our report dated March 31, 2015, on our audits of the consolidated financial statements as of December 31, 2014 and 2013 and for each of the years in the two-year period ended December 31, 2014.  Our report includes an emphasis-of-matter paragraph highlighting the line of credit provided by the President and Chief Executive Officer of the Company and deferral of the payment of his salary.  We also consent to the reference to our firm under the caption “Experts and Counsel” in the Registration Statement on Form S-1/A-3.

/s/ EisnerAmper LLP
Iselin, New Jersey
December 7, 2015